

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

François Poirier
President and Chief Executive Officer
TC Energy Corporation
450-1st Street S.W.
Calgary, Alberta, Canada, T2P 5H1

   Re: TC Energy Corporation
    Registration Statement on Form F-4
    Filed January 11, 2021
    File No. 333-252004

Dear Mr. Poirier:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Gillian Hobson